Mail Stop 4720

April 26, 2010

Zhilin Li
President and Chief Executive Officer
China Pharma Holdings, Inc.
2nd Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

> **Re: China Pharma Holdings, Inc.**
> **Preliminary Information Statement on Form PRE14C**
> **Filed April 1, 2010**
> **File No. 001-34471**
>
> **Revised Preliminary Information Statement on Form PRER14C**
> **Filed on April 22, 2010**

Dear Ms. Li:

We have reviewed your amended preliminary information statement filed on April 22, 2010 and your response letter dated April 22, 2010 and have the following comments. Where indicated, we think you should revise your information statement in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Information Statement on Form PRER14C

<u>Reelection of Directors, page 3</u>

1. For each director or person chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

<u>Executive Compensation, page 8</u>

<u>Summary Compensation Table, page 8</u>

2. Please revise your summary compensation table to provide the aggregate grant date fair value of the option awards granted to Frank Waung as calculated in accordance with FASB ASC Topic 718. Please also revise footnote 1 to the summary compensation table to indicate that the valuation of the option awards has been conducted pursuant to FASB ASC Topic 718. See Item 402(n)(2)(v) of Regulation S-K.

3. Please revise your information statement to include tabular disclosure reflecting the outstanding equity awards at fiscal year-end for your named executive officers. See Item 402(p) of Regulation S-K.

*   *   *

As appropriate, please amend your filing in response to this comment. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Charles Law, Esq.
King & Wood LLP
125 S. Market Street, Suite 1175
San Jose, California 95113